MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company II, LLC

DATE:	September 6, 2012

RE:	CenterPoint Energy Transition Bond Company II, LLC
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 27, 2012
File No. 333-121505

We are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated August 24, 2012 regarding our Form 10-K for the fiscal year ended December 31, 2011 filed with the SEC on March 27, 2012. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

In connection with this response, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Exhibit 31.1 Rule 13a-14 Certification

1.	Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d). We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii). For example, the certification includes the title of the certifying individual and phrase “as servicer” in the first sentence of the certification. We also note that paragraph four of your certification includes language not set forth in Item 601(b)(31)(ii). Please confirm that in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

September 6, 2012	2

RESPONSE:

In accordance with the comment and pursuant to our telephone conversation with the Staff, we confirm that in our future filings, the certification required to be filed pursuant to Item 601(b)(31)(ii) of Regulation S-K will follow the certification set forth in the Staff’s February 21, 2003 Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14, available on the SEC’s website at http://www.sec.gov/divisions/corpfin/8124cert.htm, and we will not include the phrase “as servicer” in the first sentence of the certification.

If you should have any questions or further comments regarding the above response, please contact our counsel Timothy S. Taylor at (713) 229-1184. Thank you for your time and consideration.

CenterPoint Energy Transition Bond Company II, LLC

/s/ Marc Kilbride
Marc Kilbride Vice President, Treasurer and Manager